For immediate release
LION ELECTRIC ANNOUNCES FINANCING TRANSACTIONS FOR APPROXIMATE AGGREGATE GROSS PROCEEDS OF US$142 MILLION

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated June 17, 2022 to its short form base shelf prospectus dated June 17, 2022.

•Combined financing transactions representing aggregate gross proceeds of approximately US$142 million provides flexibility to execute growth plans;
•Company to extend the maturity of its senior credit facilities by one year to August, 2025 concurrently with closing;
•Company to cancel its ATM program.

MONTREAL, July 17, 2023 - The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, announced today that the Company has entered into subscription agreements with investors contemplating concurrent financing transactions for aggregate gross proceeds to the Company of approximately US$142 million (the “Financing”). The Financing consists of (i) the issuance by way of private placement of 13% senior unsecured convertible debentures for aggregate gross proceeds to the Company of approximately US$74 million (the “Convertible Debentures”) to a group of subscribers comprised of Investissement Québec (“IQ”), Fonds de solidarité des travailleurs du Québec (F.T.Q.) and Fondaction, (ii) the issuance by way of private placement of 11% senior secured non-convertible debentures for aggregate gross proceeds to the Company of C$90 million (the “Non-Convertible Debentures”) to a group of subscribers led by Mach Group and the Mirella & Lino Saputo Foundation, and (iii) the issuance by way of private placement to the holders of Non-Convertible Debentures of a number of common share purchase warrants entitling them to purchase a total of 22,500,000 common shares in the capital of the company (“Common Shares”) at an exercise price of C$2.81 per share for the period described below.

The Company intends to use the net proceeds from the Financing to fund working capital, strengthen its financial position, and allow it to continue to pursue its growth strategy, including the Company’s capacity expansion projects in Mirabel, Quebec and Joliet, Illinois. The Financing is expected to close on or about July 19, 2023 or such other date as determined by the Company and the subscribers, subject in each case to the approval of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and other customary closing conditions.
Concurrent with closing of the Financing, the Company will amend its senior credit facilities to, among other things, permit the incurrence of the Financing and extend the maturity of its senior credit facilities by one year to August 11, 2025.

In connection with the closing of the Financing, the Company will terminate its at-the-market equity program which was set to expire in July 2024 and no longer make any sales thereunder.

“This financing transaction represents a key milestone for Lion, as it provides us with flexibility to execute our growth plans. We are extremely thankful to the Province of Quebec and Investissement Quebec for their continued support of Lion, and to the new investors joining this round, including Fonds FTQ, Fondaction and a group of private investors led by Mach Group and the Mirella & Lino Saputo Foundation”, said Marc Bedard, CEO-Founder of Lion. “The diversity of this investor group, which stems both from the government and private sectors, speaks to the importance of Lion in the EV landscape”.

The Convertible Debentures will bear interest at the rate of 13% per annum. Interest will be compounded monthly on the last day of each month commencing on the earlier of (i) the third month after the issue date or, (ii) the date on which the Securityholder Approval (as defined below) is obtained. Prior to any accrual date, the Company will have the right, at its discretion, to make an election to pay interest accrued on the principal for the applicable month in cash (in which case any interest so paid shall not be compounded). Unless the Company obtains Securityholder Approval, any compounding of interests will be subject to the prior approval of the TSX.

The Convertible Debentures will mature on the date that is five years following the issuance thereof and will be convertible at the holders’ option, at any time after the earlier of (i) the date on which the Company obtains Securityholder Approval, or (ii) the third month after the issue date, into Common Shares at a conversion price of US$2.58 per Common Share (reflecting a 20% premium over the 5-day volume weighted average price for the Common Shares on the NYSE calculated on July 14, 2023). The conversion price will be subject to customary adjustments, including for share splits or consolidation, share dividends, rights offerings, asset or other distributions and above market repurchases of shares (including above market exchanges or tender offers), in each case in compliance with the rules and requirements of the TSX relating to anti-dilution mechanisms.

Upon the occurrence of a “fundamental change”, including a change of control of the Company, holders of Convertible Debentures will either (i) convert all of their Convertible Debentures (subject to the Conversion Caps (as defined below), if applicable), in accordance with a customary grid-based “make-whole” adjustment, or (ii) require the Company to repurchase for cash all of their Convertible Debentures at a repurchase price equal to 150% of the principal amount and the accrued, compounded and unpaid interest. The Convertible Debentures will contain customary covenants and events of default for an instrument of its nature, in addition to certain covenants relating to maintaining the current headquarter, employees and facilities of the Company in the province of Québec and certain covenants relating to the incurrence of capital expenditures. Upon the occurrence of an event of default or, if later, at the expiry of any agreed-upon period for curing an event of default, as the case may be, holders of Convertible Debentures will have the right, upon giving written notice to the Company, to (i) require the Company to redeem all of the Convertible Debentures, or (ii) require that the principal amount of the Convertible Debentures (subject to the Conversion Caps, if applicable), plus any accrued, compounded and unpaid interest, be converted into Common Shares, in accordance with a customary grid-based “make-whole” adjustment.

In connection with the Financing, the Company has agreed to issue a number of Common Shares (the “Closing Fee Shares”) to each holder of Convertible Debentures equivalent to 0.75% of the principal amount of Convertible Debentures subscribed by each holder, based on the 5-day volume weighted average trading price (“VWAP”) of the Common Shares on the NYSE immediately prior to announcement of the Financing.

Pursuant to applicable Canadian securities laws, the Convertible Debentures (and any Common Shares issuable upon conversion) and the Closing Fee Shares will be subject to a hold period of four months and one day from closing of the Financing.

The Non-Convertible Debentures will bear interest at the rate of 11% per annum and will be payable in cash quarterly. The Non-Convertible Debentures will mature on the date that is five years following the issuance thereof. The Company will have the right, at any time after six months after the issuance of the Non-Convertible Debentures upon 30-day notice, to redeem all or part of the principal amount thereunder, without penalty, at a price equal to one hundred per cent (100%) of the principal amount so redeemed, plus accrued and unpaid interest on the principal amount so repaid, accruing to the date of such redemption. The Non-Convertible Debentures will contain customary covenants and events of default for an instrument of its nature. The Non-Convertible Debentures will constitute senior secured obligations of the Company and will be secured by a hypothec on substantially all movable/personal property of the Company as well as on the immovable/real rights related to the Company’s innovation center facility located in Mirabel, Québec.

In connection with the Financing, the Company has agreed to issue to holders of Non-Convertible Debentures common share purchase warrants (the “Warrants”) entitling them to purchase, at any time after six (6) months following the issuance thereof until the date that is five years following the issuance thereof, 22,500,000 Common Shares in the aggregate at an exercise price of C$2.81 per Common Share (representing the 5-day VWAP of the Common Shares on the TSX as of July 14, 2023). The exercise price of the Warrants will be subject to customary adjustments, including for share splits or consolidation, share dividends, rights offerings, asset or other distributions and above market repurchases of shares (including above market exchanges or tender offers), in each case in compliance with the rules and requirements of the TSX relating to anti-dilution mechanisms. Upon the occurrence of a change of control of the Company, the Company will have the right to redeem all of the outstanding Warrants for a cash purchase price based on the remaining term of the Warrants and the value of the consideration offered or payable per Common Share in the transaction constituting the change of control.

Pursuant to applicable Canadian securities laws, the Warrants (and any Common Shares issuable upon exercise) will be subject to a hold period of four months and one day from closing of the Financing.

Closing of the Financing will not require securityholder approval under the rules of the TSX since (i) the Convertible Debentures and the Warrants will include “blocker” provisions (the “Conversion Caps”) to ensure that, unless securityholder approval is obtained in accordance with the rules of the TSX, the aggregate number of Common Shares issuable in connection with the Financing cannot be greater than 25% of the number of Common Shares outstanding, on a non-diluted basis, prior to the date of closing of the Financing. In addition, no insider of the Company has any direct or indirect interest in the Financing. The Financing was negotiated at arm’s length with the subscribers thereunder. In light of the Conversion Caps and assuming no change in the number of Common Shares issued and outstanding until closing of the Financing, unless Securityholder Approval is obtained, (i) 258,155 Closing Fee Shares will be issued at closing and (ii) 56,223,539 Common Shares would be issuable upon conversion of the Convertible Debentures and exercise of the Warrants in accordance with their terms, representing in the aggregate 25% of the number of Common Shares outstanding, on a non-diluted basis, as of the date hereof.

In accordance with the terms of the Convertible Debentures and the Warrants, the Company intends to seek securityholder approval of (i) the issuance of Common Shares issuable upon conversion of any Convertible Debentures (taking into account the Closing Fee Shares, and including Common Shares issuable upon conversion of compounded interest and pursuant to the "make-whole" adjustment) and exercise of the Warrants in an aggregate amount greater than 25% of the number of Common Shares outstanding, on a non-diluted basis, prior to the date of closing of the Financing, in accordance with Section 607(g)(i) of the TSX Company Manual, and (ii) the issuance of Common Shares issuable upon conversion of any portion of Convertible Debenture representing any accrued, compounded and unpaid interest (including Common Shares issuable pursuant to the “make-whole” adjustment), at a price that could be less, as of the time that each such accrued interest is compounded, than the market price less the applicable discount, in each case, as determined in accordance with Sections 607(e) and 610 of the TSX Company Manual (collectively, the “Securityholder Approval”). In lieu of holding a shareholders meeting, the Company intends to rely on the exemption set forth in Section 604(d) of the TSX Company Manual and to seek the Securityholder Approval through the solicitation of written consents in a form acceptable to the TSX. The Company is in the process of obtaining the Securityholder Approval by way of written consent and expects to have received executed written consents by shareholders owning, in the aggregate, more than 50% of the outstanding Common Shares shortly upon this announcement, with the Securityholder Approval and any issuance subject thereto to be effected no earlier than five (5) business days after the issuance of this press release.

Under the Financing, assuming Securityholder Approval is obtained and assuming no change in the number of Common Shares issued and outstanding until closing of the Financing, in a “make-whole” scenario occurring immediately prior to maturity where no interest was paid under the Convertible Debentures such that interest thereunder accrued and compounded up to such date and where all Warrants were exercised in full, 66,634,101 and 22,500,000 Common Shares would be issued upon such conversion and exercise, respectively. In such scenario and taking into account the 258,155 Closing Fee Shares issued upon closing of the Financing, 89,392,256 Common Shares would be issuable in the aggregate under the Financing, representing approximately 39.6% of the number of Common Shares outstanding, on a non-diluted basis, prior to the date of closing of the Financing.
As a result, the Company will seek approval from the shareholders of the Company for the issuance by the Company of up to 89,392,256 Common Shares in connection with the Financing, representing more than 25% of the number of Common Shares outstanding, on a non-diluted basis, prior to the date of closing of the Financing, which requires securityholder approval in accordance with Section 607(g)(i) of the Company Manual.

As described above, the Convertible Debentures will allow the Company to accrue interest on the Convertible Debentures until maturity and compound monthly up to maturity with such interest being convertible into Common Shares at the same conversion price as for the principal (being US$2.58 per Common Share) in accordance with the terms of the Convertible Debentures. This could result in the Company issuing Common Shares at a price that could be less, as of the time that each such accrued interest is compounded, than the market price less the applicable discount, in each case, as determined in accordance with Sections 607(e) and 610 of the TSX Company Manual.

The Financing will not have a material effect on the control of the Company, and the Financing will not result in the creation of any new insiders as of closing of the Financing. The Financing may, according to the rules and policies of the TSX, result in IQ becoming an insider of the Company. As of the date hereof, IQ beneficially owns or exercises control or direction over 1,540,200 Common Shares, representing approximately 0.7% of the number of Common Shares outstanding, on a non-diluted basis, prior to the date of closing of the Financing. Assuming Securityholder Approval, the Convertible Debentures held by IQ would, in a “make-whole” scenario immediately prior to maturity and where no interest was paid under the Convertible Debentures such that interest thereunder accrued and compounded up to such date, be convertible into 45,020,000 Common Shares. Taking into account Common Shares currently held by IQ and the Closing Fee Shares to be issued to IQ under the Financing, upon such conversion, IQ would own 46,734,618 Common Shares, representing approximately 17.2% of the number of Common Shares outstanding, on a partially-diluted basis (i.e. assuming only IQ converts its Convertible Debentures into Common Shares and no other share issuance by the Company), prior to the date of closing of the Financing.

ABOUT LION ELECTRIC

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Any statements contained in this press release that are not statements of historical fact, including statements regarding the completion of and use of proceeds from the Financing and the obtention of the Securityholder Approval, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. Such forward-looking statements are based on a number of estimates and assumptions that the Company believes are reasonable when made and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. Such estimates and assumptions are made by the Company in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this press release, including, among other factors, those described in in section 23.0 entitled “Risk Factors” of the Company’s annual MD&A for the fiscal year 2022 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission. Readers are cautioned to consider these and other factors carefully when making decisions with respect to the Financing and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that the Company considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company. Readers cannot be assured that the Financing discussed above will be completed on the terms described above, or at all. Except as may be expressly required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. All of the forward-looking statements contained in this press release are expressly qualified by the foregoing cautionary statements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act.

CONTACTS

MEDIA
Dominik Beckman
Vice President, Marketing and Communications
Dominik.Beckman@thelionelectric.com
450-432-5466, extension 4283

INVESTORS
Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171